UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                        McKenzie Bay International Ltd.

                                (Name of Issuer)


                         Common Stock, $0.001 par value

                         (Title of Class of Securities)

                                    58153110


                                 (CUSIP Number)

                               Gregory N. Bakeman
                        McKenzie Bay International Ltd.
                               925 Spaulding Ave.
                            Grand Rapids, MI  49546
                            Telephone (616) 940-3800


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 15, 2003


            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
  check the following box. [   ]

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 58153110



      1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                                  John A. Popp


      2.Check the Appropriate Box if a Member of a Group (See Instructions)


      (a)- X

      (b)


      3.SEC Use Only


      4.Source of Funds (See Instructions)

                                     PF, AF


      5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .................


      6.Citizenship or Place of Organization

        United States of America



      |---------------------|----------------------------------------------|
      |Number of Shares     | (7) Sole Voting Power      106,140 shares    |
      |Beneficially         |----------------------------------------------|
      |Owned by Each        | (8) Shared Voting Power  1,329,290 shares    |
      |Reporting Person With|----------------------------------------------|
      |                     | (9) Sole Dispositive Power 106,140 shares    |
      |                     |----------------------------------------------|
      |                     | (10)Shared Dispositive Power 1,329,290 shares|
      |---------------------|----------------------------------------------|


      11.Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,435,430

      12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) ...........


      13.Percent of Class Represented by Amount in Row (11)

                                                5.7%

      14.Type of Reporting Person (See Instructions)

        IN

Item 1.Security and Issuer

     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Issuer:                         McKenzie Bay International Ltd.
                                975 Spaulding Ave.
                                Grand Rapids, MI  49546

Class of Security:              Common Stock, $0.001 par value


Item 2.Identity and Background

      If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and
      (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

      (a)Name;  John A. Popp

      (b)Residence or business address; 2741 E. Ashby Rd.
                                        Midland, MI  48640

      (c)Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

      Mr. Popp is the largest shareholder and CEO of MAP Mechanical Contractors, Inc. a mechanical construction company headquartered in Midland, MI. Mr. Popp's business address is PO Box 2917, Midland, MI 48640. During the past five years, Mr. Popp has not been convicted in any criminal proceeding, nor has Mr. Popp been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Popp being subject to a judgement, decree or final order enjoining future violations, or prohibition or mandating activities subject to, federal or state securities laws or finding an violation with respect to such laws. Mr. Popp is a citizen of the United States of America.


      Item 3.Source and Amount of Funds or Other Consideration

      Mr. Popp used personal funds to purchase 31,600 shares of the Company's stock in May of 2000 for $31,600, personal funds to purchase 7,540 shares of the Company's stock in April 2002, personal funds to acquire 31,600 shares of Company's stock in May of 2002 for $39,500, personal funds to acquire 10,000 shares of Company's stock in August of 2002 in a market transaction, personal funds to acquire 3,400 shares of Company's stock in April 2003 for $2,720 and personal funds to acquire 22,000 options to acquire Company's stock in August 2003 for $1,100.

      Affiliated Funds from Corporate, Pension and Profit sharing accounts were used to purchase the remainder of the MKBY shares where Mr. Popp is a beneficial owner. Mr. Popp is majority shareholder of MAP Mechanical Contractors, Inc. ("MMC"), primary beneficiary of MAP Mechanical Pension Plan U/A/D ("MPEN"), and primary beneficiary of MAP Mechanical Profit Sharing Plan ("MPSP"). In May 2000, MMC purchased 31,600 shares of MKBY stock for $31,600, MPEN purchased 31,600 shares of MKBY stock for $31,600 and MPSP purchased 31,100 of MKBY stock for $31,100. In August 2000, MMC purchased 270,000 shares of MKBY stock for $100,000. In January 2001, MMC purchased 38,600 shares of MKBY stock for $59,444 and MPSP purchased 38,600 shares of MKBY stock for $59,444. In March 2001, MMC purchased 31,600 shares of MKBY stock for $67,974, MPEN purchased 31,600 shares of MKBY stock for $67,974 and MPSP purchased 32,100 of MKBY stock for $67,974. In January 2002, MMC purchased 30,000 shares of MKBY stock for $39,000. In April 2002, MPEN purchased 10,000 shares of MKBY stock in the market. In May 2002, MMC purchased 52,700 shares of MKBY stock and received 21,100 options for the additional purchase of MKBY stock for $39,500, MPEN purchased 52,700 shares of MKBY stock and received 21,100 options for the additional purchase of MKBY stock for $39,500, and MPSP purchased 52,200 shares of MKBY stock and received 21,100 options for the additional purchase of MKBY stock for $39,500. In July 2002, MPEN purchased 20,000 shares of MKBY stock in a market transaction. In July 2002, MMC purchased 270,000 shares of MKBY stock for $351,000 and MPEN purchased 20,000 shares of MKBY stock in the market. In January 2003, MMC purchased 38,600 shares of MKBY stock for $32,810 and MPEN purchased 38,600 shares of MKBY stock for $32,810. In August 2003, MPEN purchased 10,000 options to purchase MKBY stock for $500 and MMC converted $100,219 in debt owed by the MKBY for 144,400 shares of MKBY stock. Mr. Popp's wife owns 19,990 shares of the MKBY.

Item 4.Purpose of Transaction

      State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

      The Company shares and options are being held by Mr. Popp and the Affiliates for investment purposes only.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      Date: December 31, 2003

      Signature /s/ John Popp

      Name/Title: Stock Owner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)